OFFICER'S CERTIFICATE

I, Joseph Candelario, hereby certify that I am the First Vice President, Loan Administration of Countrywide Home Loans, Inc., fka, Countrywide Funding Corporation, and further certify with respect to the Pooling and Servicing Agreements for Series 1990-2 (Inv.# 251) by and among Ryland Mortgage Securities Corporation and Countrywide Funding Corporation, as Servicer, as follows:

I have reviewed the activities and performance of the Servicer during the fiscal year ended February 28, 1997 under the Agreements and, to the best of my knowledge, based on my review, the Servicer has fulfilled all of its duties, responsibilities or obligations under the Agreements throughout the fiscal year.




                                              /s/Joseph Candelario    5-23-97
                                              Joseph Candelario         Date
                                              First Vice President
                                              Loan Administration